STARFIELD RESOURCES INC.

Suite 420, 625 Howe Street
Vancouver, BC, V6C 2T6
Tel: 604-608-0400 Fax: 604-608-0344
Toll Free 887-233-2244
E-mail: info@starfieldres.com

News Release

SRU:TSX-V	October 18, 2004

$4,050,000 PRIVATE PLACEMENT

Starfield Resources Inc. (the "Company") announces a Private Placement in the amount of $4,050,000 consisting of Flow Through Common Shares and Non-Flow Through Units consisting of one Common Share and a one-half Purchase Warrant. Both the Flow Through Common Shares and the Units will be priced at $0.45. Each full Purchase Warrant together with a payment of $0.75 during the ensuing 24 months entitles the holder to acquire a further Common Share. This financing is led by Jory Capital Inc. of Winnipeg, Manitoba and Vencorp Capital Inc. of Calgary, Alberta. Fees and commissions will be payable commensurate with TSX Venture Exchange policies.

The funds raised will be allocated to the 2004 Phase II exploration program and for working capital on the Company's wholly owned Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

For further information please contact Glen Indra, President and CEO.

ON BEHALF OF THE BOARD OF DIRECTORS

"Glen Indra"

Glen Indra
President and CEO